Exhibit 99.4

Notice of 2018 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	Ú May 11, 2018
Time	Ú 10:30a.m. (Vancouver Time)
Location	Ú Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•      To receive the audited consolidated financial statements for the year ended December 31, 2017 and the report of the auditors thereon;

•      To elect the nine director nominees;

•      To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2017 and to authorize the directors to fix the auditors’ remuneration; and

•      To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

Your vote as a shareholder is important. Wheaton’s board of directors has by resolution fixed the close of business on March 15, 2018 as the record date. You can vote in person or by proxy. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com.

Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

If you are a registered shareholder who is unable to attend the Meeting in person, please complete and return the enclosed form of proxy by 10:30 a.m. (Vancouver time) on May 9, 2018. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 21, 2018